UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

Pacific Sunwear of California, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

694873100

(CUSIP Number)

Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Attn: Stephen D. Oetgen Robert M. Hayward, P.C. (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694873100

1.	NAME OF REPORTING PERSON PS Holdings of Delaware, LLC - Series A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,473,537 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,473,537 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,473,537 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON OO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 67,401,389 shares of common stock were outstanding as of December 6, 2011.

CUSIP No. 694873100

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,473,537 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,473,537 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,473,537 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 67,401,389 shares of common stock were outstanding as of December 6, 2011.

CUSIP No. 694873100

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,473,537 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,473,537 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,473,537 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 67,401,389 shares of common stock were outstanding as of December 6, 2011.

CUSIP No. 694873100

1.	NAME OF REPORTING PERSON GGCOF Third Party Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,473,537 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,473,537 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,473,537 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 67,401,389 shares of common stock were outstanding as of December 6, 2011.

CUSIP No. 694873100

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,473,537 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,473,537 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,473,537 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 67,401,389 shares of common stock were outstanding as of December 6, 2011.

CUSIP No. 694873100

1.	NAME OF REPORTING PERSON GGC Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,473,537 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,473,537 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,473,537 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 67,401,389 shares of common stock were outstanding as of December 6, 2011.

CUSIP No. 694873100

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,473,537 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,473,537 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,473,537 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON PN

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 67,401,389 shares of common stock were outstanding as of December 6, 2011.

CUSIP No. 694873100

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,473,537 (See Item 5)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,473,537 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,473,537 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ 0
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14.	TYPE OF REPORTING PERSON CO

*	As reported on the most recently filed Quarterly Report on Form 10-Q of the Issuer, 67,401,389 shares of common stock were outstanding as of December 6, 2011.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Pacific Sunwear of California, Inc., a California corporation (“Pacific Sunwear” or the “Issuer”). The principal executive offices of the Issuer are located at 3450 East Miraloma Avenue, Anaheim, California 92806-2101.

Item 2. Identity and Background.

(a) – (c) This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: PS Holdings of Delaware, LLC - Series A (“PS Holdings”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Third Party Co-Invest, L.P. (“GGCOF Third Party Co-Invest”), GGCOF Co-Invest, L.P. (“GGCOF Co-Invest”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”) and GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) (collectively, the “Reporting Persons”). GGCOF, GGCOF-A, GGCOF Third Party Co-Invest and GGCOF Co-Invest (the “Funds”) hold all of the equity interests in PS Holdings. Fund GP is the general partner of each of GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Ultimate GP is the general partner of Fund GP. Co-Invest GP is the general partner of GGCOF Co-Invest and Fund GP is the general partner of Co-Invest GP. As a result, each of the Funds, Fund GP, Co-Invest GP and Ultimate GP may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the securities owned by PS Holdings. Ultimate GP has ultimate voting and dispositive authority over all of the securities held by PS Holdings and is governed by its board of directors. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

The principal business address for each of the Reporting Persons is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

The principal business of PS Holdings is investing in the securities of the Issuer. The principal business of each of the Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Fund GP is to act as the general partner of various investment funds, including GGCOF, GGCOF-A and GGCOF Third Party Co-Invest, and Co-Invest GP. The principal business of Co-Invest GP is to act as the general partner of GGCOF Co-Invest. The principal business of Ultimate GP is to act as the general partner of Fund GP.

Certain information required by this Item 2 concerning the executive officers, controlling persons and directors of Ultimate GP is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the persons listed on Schedule A (including all executive officers and directors of Ultimate GP) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) PS Holdings is a limited liability company organized under the laws of the state of Delaware. The Funds, Fund GP and Co-Invest GP are limited partnerships organized under the laws of the Cayman Islands. Ultimate GP is an exempted company organized under the laws of the Cayman Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Each of the Funds is a private equity fund formed for the purpose of making investments for its own account. The source of funds for the Reporting Persons is capital committed by the partners of the Funds, who are not themselves necessarily affiliates of the Reporting Persons.

Item 4. Purpose of Transaction.

PS Holdings, on behalf of the Funds, entered into the following transactions for investment purposes in the ordinary course of its business:

On December 7, 2011, PS Holdings and certain of its affiliates, on behalf of the Funds, entered into a $60.0 million term loan credit agreement with Pacific Sunwear (the “Term Loan”). Concurrently with and as a condition to entering into the Term Loan, Pacific Sunwear also issued 1,000 shares of Convertible Series B Preferred Stock, par value $0.01 (“the Series B Preferred”) to PS Holdings pursuant to a Stock Purchase and Investor Rights Agreement (the “Stock Purchase Agreement”) for an aggregate offering price of $100,000. Each share of Series B Preferred is convertible at any time prior to December 7, 2021 into Common Stock at a conversion rate of 13,473.537. In addition, in connection with the foregoing, PS Holdings is entitled to designate two directors to the board of directors of Pacific Sunwear. As long as PS Holdings and its affiliates hold at least 66.67% of their initial equity investment in Pacific Sunwear, PS Holdings is entitled to designate two directors of the board of directors of Pacific Sunwear, and as long as PS Holdings and its affiliates hold at least 33.33% of their initial equity investment in Pacific Sunwear, PS Holdings is entitled to designate one member of the board of directors of Pacific Sunwear.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, convert the Series B Preferred into Common Stock, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their interest in the Issuer’s business include the following: (1) the Issuer’s business and prospects; (2) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (3) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (4) general economic conditions; (5) stock market conditions; (6) other business and investment opportunities available to the Reporting Persons; and (7) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth in this Schedule, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) – (b) In the aggregate, the Reporting Persons beneficially own, as of December 7, 2010, 13,473,537 shares of the Common Stock by virtue of the Series B Preferred directly held by PS Holdings. Such shares, if converted to Common Stock, represent 16.7% of the Issuer’s outstanding Common Stock. Each of PS Holdings, the Funds, Fund GP and Co-Invest GP have shared dispositive power with each other with respect to the Series B Preferred. Ultimate GP has sole dispositive power with respect to all of the Series B Preferred.

As a result of the relationships described in this Statement, each of the Reporting Persons may be deemed to beneficially own the Series B Preferred owned by PS Holdings. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Series B Preferred acquired by PS Holdings, that it is the beneficial owner of any of the Series B Preferred referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) On December 7, 2011, PS Holdings and certain of its affiliates, on behalf of the Funds, entered into the Term Loan. Concurrently with and as a condition to entering into the Term Loan, Pacific Sunwear also entered into the Stock Purchase Agreement with PS Holdings to purchase 1,000 shares the Series B Preferred of Pacific Sunwear for an aggregate offering price of $100,000. Each share of Series B Preferred is convertible at any time prior to December 7, 2021 into Common Stock at a conversion rate of 13,473.537.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 7, 2011, Pacific Sunwear and certain of its affiliates entered into the Term Loan with PS Holdings and certain of its affiliates. Under the terms of the Term Loan, Pacific Sunwear borrowed $60.0 million at an interest rate equal to 5.5% per annum in cash, due and payable quarterly in arrears, and 7.5% per annum, due and payable in kind (“PIK”) annually in arrears, with adjustments to the cash and PIK portions of the interest arte in accordance with the Term Loan, following principal repayments. The Term Loan is scheduled to mature on December 7, 2016. The Term Loan is guaranteed by each of Pacific Sunwear’s subsidiaries and will be guaranteed by any future subsidiaries of Pacific Sunwear. The Term Loan is secured by liens and security interests with (a) a first priority security interest in all long-term assets of Pacific Sunwear and Pacific Sunwear Stores Corp. and all other assets not constituting priority collateral under Pacific Sunwear’s revolving credit facility with Wells Fargo Bank, N.A. as Administrative Agent and a syndicate of lenders entered into on December 7, 2011 (the “Revolving Credit Facility”), (b) a first priority pledge of the equity interests of Miraloma Borrower Corporation and (c) a second priority security interest in all assets of Pacific Sunwear and Pacific Sunwear Stores Corp. not constituting priority collateral under the Revolving Credit Facility as determined by the terms of an intercreditor agreement entered into on December 7, 2011. The Term Loan also contains covenants restricting Pacific Sunwear’s ability to, among other things: (1) incur additional indebtedness; (2) incur liens; (3) merge with or acquire other companies, liquidate or dissolve; (4) sell, transfer, lease or dispose of assets; (5) make loans, investments or guarantees; (6) make specified payments with respect to equity interests; (7) make specified payments with respect to other indebtedness; (8) engage in transactions with affiliates; and (9) enter into certain restrictive agreements.

Concurrently with and as a condition to entering into the Term Loan, Pacific Sunwear also issued 1,000 shares of the Series B Preferred to PS Holdings pursuant to the Stock Purchase Agreement for an aggregate offering price of $100,000. Each share of Series B Preferred is convertible at any time prior to December 7, 2021 into Common Stock at a conversion rate of 13,473.537. The Series B Preferred is convertible into shares of Common Stock at an initial exercise price of $1.75 per share of underlying Common Stock into which the Series B Preferred is converted. The Series B Preferred is entitled to voting rights and other rights up on liquidation. PS Holdings and certain permitted transferees are entitled to customary registration rights with respect to the Common Stock underlying the Series B Preferred.

In connection with the foregoing, PS Holdings is entitled to designate two directors to the board of directors of Pacific Sunwear. As long as PS Holdings and its affiliates hold at least 66.67% of their initial equity investment in Pacific Sunwear, PS Holdings is entitled to designate two directors of the board of directors of Pacific Sunwear, and as long as PS Holdings and its affiliates hold at least 33.33% of their initial equity investment in Pacific Sunwear, PS Holdings is entitled to designate one member of the board of directors of Pacific Sunwear.

Pacific Sunwear and PS Holdings also entered into a Registration Rights Agreement dated December 7, 2010 (the “Registration Rights Agreement”), which entitles PS Holdings to certain registration rights with respect to securities issuable to PS Holdings in connection with its conversion of Series B Preferred into Common Stock, including three demand registrations and piggyback registration rights.

This description of the material terms of the Term Loan and Series B Preferred, board representation and registration rights is qualified in its entirety by reference to the Term Loan, Security Agreement, Stock Purchase Agreement, the Certificate of Determination of Preferences of Convertible Series B Preferred Stock of Pacific Sunwear of California, Inc. and the Registration Rights Agreement which are attached as Exhibits 1 through 5 hereto and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Credit Agreement, dated as of December 7, 2011, among Pacific Sunwear of California, Inc., as the Borrower, the Guarantors named therein, PS Holdings Agency Corp. as Administrative Agent and the other Lenders party thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by the Issuer on December 8, 2011 (the “Form 8-K”).

Exhibit 2 Security Agreement, dated as of December 7, 2011, by Pacific Sunwear of California, Inc., as Borrower, the Guarantors party thereto from time to time and PS Holdings Agency Corp., as Collateral Agent (incorporated by reference to Exhibit 10.7 to the Form 8-K).

Exhibit 3 Stock Purchase and Investor Rights Agreement, dated as of December 7, 2011, by and between PS Holdings of Delaware, LLC - Series A and Pacific Sunwear of California, Inc. (incorporated by reference to Exhibit 10.8 to the Form 8-K).

Exhibit 4 Certificate of Determination of Preferences of Convertible Series B Preferred Stock of Pacific Sunwear of California, Inc. (incorporated by reference to Exhibit 3.4 to the Form 8-K).

Exhibit 5 Registration Rights Agreement, dated as of December 7, 2011, by and between Pacific Sunwear of California, Inc. and PS Holdings of Delaware, LLC - Series A (incorporated by reference to Exhibit 10.9 to the Form 8-K).

Exhibit 6 Joint Filing Undertaking dated as of December 16, 2011 by and among Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Third-Party Co-Invest, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management GP, Ltd., GGCOF Co-Invest, L.P., GGC Co-Invest Management, L.P. and PS Holdings of Delaware, LLC - Series A (filed herewith).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 16, 2011

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.
GGCOF Third-Party Co-Invest, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By:	GGC Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

PS Holdings of Delaware, LLC - Series A

/s/ David C. Dominik
By:	David C. Dominik
Its:	Manager

SCHEDULE A

CERTAIN INFORMATION REGARDING THE PERSONS CONTROLLING THE REPORTING PERSONS

Ultimate GP. Ultimate GP is an exempted company organized under the laws of the Cayman Islands and is governed by its directors. David C. Dominik holds a controlling amount of the outstanding shares in Ultimate GP and also controls its Board of Directors. Ultimate GP does not have any officers. Each of Ultimate GP’s directors is a United States citizen. Mr. Dominik’s principal occupation is serving as Managing Director of Golden Gate Capital. The business address of each of the directors, officers and controlling shareholder is c/o Golden Gate Private Equity, Inc., One Embarcadero Center, 39th Floor, San Francisco, California 94111.

Exhibit 6

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: December 16, 2011

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.
GGCOF Third-Party Co-Invest, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By:	GGC Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

/s/ David C. Dominik
By:	David C. Dominik
Its:	Director

PS Holdings of Delaware, LLC - Series A

/s/ David C. Dominik
By:	David C. Dominik
Its:	Manager